Filed by Gas Natural SDG, S.A. pursuant to

Rule 425 of the Securities Act of 1933

Subject Company: Endesa, S.A.

Commission File No.: 333-07654

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The exchange offer will commence only (1) following approval of a final offer document by the Spanish Comisión Nacional del Mercado de Valores (CNMV) and publication thereof and (2) on or after the date on which Gas Natural SDG, S.A. (Gas Natural) files a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (SEC) relating to the exchange offer.

Investors in ordinary shares of Endesa, S.A. (Endesa) should not subscribe for any securities referred to herein except on the basis of the final approved and published offer document that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and Regulation (EC) No. 809/2004. Investors and security holders may obtain a free copy of such final offer document (once it is approved and published) at the registered offices of Gas Natural, Endesa, the CNMV or the Spanish Stock Exchanges.

Investors in American Depositary Shares of Endesa and U.S. holders of ordinary shares of Endesa are urged to read the U.S. prospectus and tender offer statement regarding the exchange offer, when it becomes available, because it will contain important information. The U.S. prospectus and tender offer statement will be filed with the SEC as part of its Registration Statement on Form F-4. Investors and security holders may obtain a free copy of the U.S. prospectus and tender offer statement (when available) and other documents filed by Gas Natural with the SEC at the SEC’s website at www.sec.gov. A free copy of the U.S. prospectus and tender offer statement (when available) may also be obtained for free from Gas Natural.

These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements may relate to, among other things:

•	management strategies;

•	synergies and cost savings;

•	integration of the businesses;

•	market position;

•	expected gas and electricity mix and volume increases;

•	planned asset disposals and capital expenditures;

•	net debt levels and EBITDA and earnings per share growth;

2

•	dividend policy; and

•	timing and benefits of the offer and the combined company.

These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition.

Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.

These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.

***

The following are a notice of relevant fact (hecho relevante) and a press release issued by Gas Natural SDG, S.A. relating to the offer by Gas Natural SDG for 100% of the share capital of Endesa.

This is a translation of a Spanish language relevant fact.

In case of discrepancies, the Spanish version will prevail.

GAS NATURAL SDG, S.A.

Gas Natural SDG, S.A., in compliance with Article 82 of Securities Law 24/1988 of July 28, hereby notifies the Spanish National Securities Exchange Commission (Comisión Nacional del Mercado de Valores) of the following:

RELEVANT FACT

The Board of Directors of Gas Natural SDG, S.A., at its special meeting held today, February 6, 2006, has resolved to continue with the transaction in view of the decision of the Council of Ministers whereby the approval of the economic concentration transaction consisting on the tender offer by Gas Natural SDG S.A. for 100% of the share capital of Endesa, is subordinated to compliance of certain conditions.

Barcelona, February 6, 2006

This is a translation of a Spanish language press release.

In case of discrepancies, the Spanish version will prevail.

GAS NATURAL’S BOARD OF DIRECTORS RESOLVED TO CONTINUE

GOING FORWARD WITH THE TENDER OFFER FOR ENDESA

•	After analyzing the conditions imposed by the Council of Ministers, Gas Natural’s board of directors resolved today to continue moving forward with the transaction, which will permit the creation of a leading integrated global energy group, focusing on more than 30 million customers.

•	The strategic, industrial and financial advantages of the transaction are consistent with the fulfillment of the conditions to which the Council of Ministers has subordinated the transaction.

•	The transaction will be beneficial to Endesa and Gas Natural’s conditions, as well as for consumers and the general public, since it is designed to improve quality, ensure supply and effective competition in the sector.

Gas Natural’s board of directors resolved today to go on with the tender offer (OPA) for 100% of the shares of Endesa, after studying the twenty conditions imposed by the Council of Ministers, which approved the transaction last Friday.

Gas Natural believes that the strategic, industrial and financial advantages of the transaction are consistent with the fulfillment of the conditions to which the Council of Ministers has subordinated the economic concentration transaction.

The application of the conditions with respect to the project submitted by Gas Natural enables the strategic logic of the transaction to be maintained as it had been initially conceived. In this sense, the industrial and financial benefits of the transaction also remain intact: to take advantage of the opportunities for gas and electricity convergence; to rely on a flexible and competitive gas supply; to possess a diversified power generation portfolio; to have integrated management of gas and electricity customers; to have an attractive mix of business and investment profile; and finally, to take advantage of a high potential of synergies.

Following the conclusion of the last regulatory approval and with the decision to move forward, the tender offer to Endesa shareholders is still pending approval by the Spanish Securities Exchange Commission (Comisión Nacional del Mercado de Valores) (CNMV) and the U.S. Securities Exchange Commission (SEC).

The offer is subject to certain conditions, such as Endesa shareholders voting in favor of withdrawing certain limitations from the bylaws at an Extraordinary General Meeting to be held during the acceptance period ( 10% voting limitations and the amendment of Articles 37, 38 and 42 of Endesa bylaws relating to the composition of the board or directors and certain conditions for being appointed director). The offer is also subject to the condition that at least 75% of Endesa shares accept the offer.

Asset divestiture procedure

Gas Natural must submit, within one month, a detailed plan of action, which must be approved by the Antitrust Authority (Servicio de Defensa de la Competencia) (SDC), which has another one-month period to do so.

The procedure for the sale of assets and businesses published in the Resolution of the Council of Ministers permits the sale of the assets at market value, and a sale package that will include all assets and resources necessary for their autonomous operation.

There are a set of limitations on the management of the assets to be sold, such as adopting decisions that could threaten the autonomous management of the assets and maintaining the value of the assets; restrictions access to sensitive technical or corporate information concerning Endesa’s assets to be divested; and the fact that the Government will appoint an independent manager for the assets to be divested.

Benefits for consumers, the sector and the general public

The transaction designed by Gas Natural has clear benefits for consumers, the Spanish energy sector and the general public.

With the integration of Endesa and Gas Natural, the security of energy supply is reinforced due to a stronger position in the international markets; owing to the investment commitment, the quality of electricity supply to customers will be improved; shifting to consumers the synergies associated with the transaction will permit savings for customers.

Additionally, because of this transaction, the Spanish energy sector could have, in the short term, a new operator in the electricity market and up to two in the gas distribution market,

and the sector will be reinvigorated since Gas Natural will place in the market an annual amount of gas equivalent to about 10% of the market demand. Likewise, participation in the gas distribution business will be approximately 60% of the national total, after the sale of 1.5 million points of supply.

It is very important for Gas Natural that, following the approval of the transaction by the Council of Ministers, subject to certain conditions, some of the major operators in the sector favorably valued the decision, agreeing with the significant opportunity presented to the entire sector to reinvigorate competition, and to be able to have access to assets which, if not for this transaction, would be difficult to acquire.

Iberdrola pointed out, in a press release, that the decision responds to the general interest and that it will strengthen competition in the sector. On the other hand, Union Fenosa deemed as reasonable the conditions imposed and indicated its interest to acquire certain assets that will have to be divested. Other operators, such as EDP (shareholder of Hidrocantábrico), ENEL (owner of Viesgo) and Galp, also showed their interest in acquiring some of the assets to be divested.

A good transaction for shareholders of Endesa and Gas Natural

The transaction is an excellent opportunity for shareholders of Gas Natural and Endesa, who could benefit from the value generated by a future profitable project.

Gas Natural shareholders will have to approve the capital increase necessary to issue the new shares, at an extraordinary general meeting to be convened shortly.

Endesa in the current context

In Gas Natural’s opinion, Endesa’s current trading price is subject to strong speculation, and investors would have to evaluate, in their fair measure, the non-recurring income and profits from its 2005 results, as well as the uncertainties derived from a regulatory process in change.

In this regard, Gas Natural would like to emphasize the following:

•	Endesa’s profit in 2005 has grown 154%. If the extraordinary results and other non-recurring income are eliminated, the result would have increased 11% (including the rate deficit). This net adjusted profit results in 19 times the PER multiple, which is 23% higher than the multiple of the European utilities.

•	Endesa’s operating results have grown 49%, although the operating cash flow dropped by 8%, basically because Endesa recorded as income a rate deficit of more than €1,500,000,000, which has not yet been invoiced or charged to its customers.

•	The new regulation of the electricity sector is still pending and is urgent in the current energy scenarios. In 2005, a rate deficit (profit recognized by electricity companies and not charged or invoiced to customers) of 3,581,000,000 euros was produced. In Endesa’s submission of results in which it anticipated a net profit of 2,400,000,000 euros for 2006, the management of Endesa estimated a rate deficit of between 2 and 3 billion additional euros for the year 2006; if the electricity pool prices for January 2006 are maintained, this figure would reach 6,000,000,000 euros. Consequently, the 2005 deficit, plus the 2006 deficit, could total 9,500,000,000 euros (income from electricity companies not charged or invoiced to customers) and taking into account that the costs of the Spanish electricity system total approximately 19 billion euros a year, rates would have to rise 50% in one year for Endesa to cover this deficit (regardless of whether it is financed at 10 or 15 years).

A new leader of the gas and electricity group

The proposed transaction will help resolve some of Endesa’s current challenges such as its gas supply needs and being able to utilize the benefits of the convergence of gas and electricity.

The transaction will give rise to a new gas and electricity group leader with excellent energy management skills, which will have additional high quality assets in high growth markets, and will be a multinational leader focusing on more than 30 million customers.

The complement of the assets and skills of Endesa and Gas Natural will permit the creation of a global energy leader with a unique position in the gas business, and an integrated European energy competitor.

The new group will be the principal gas and electricity distributor in Spain and will maintain its investment plan of more than 17 billion euros, of which more than 60% will be earmarked for the energy distribution and generation businesses in Spain.

The current territorial structure will be reinforced with the professional teams of both groups

With the purpose of closing the gap between market-driven decisions and decision-making by customers for whom services are provided, the new company will have an organization based on a corporate territorial structure.

This territorial organization, as well as the design of the entire transaction, relies on the entire team of professionals of Gas Natural SDG and Endesa to achieve the strategic goals of the new group, and to ensure the proper management and provision of services to its more than thirty million customers.

Barcelona, February 6, 2006.

All press releases of Gas Natural SDG related to this transaction are available on the website: www.gasnatural.com